UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-3722

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Atlantic American Corporation
401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Atlantic American Corporation
4370 Peachtree Rd., N.E.
Atlanta, Georgia 30319

SIGNATURES

Financial Statements and Schedule

Consent of BDO USA, LLP

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Atlantic American Corporation
401(k) Retirement Savings Plan
(Name of Plan)

June 20, 2017	/s/ John G. Sample, Jr.
John G. Sample, Jr.
Senior Vice President, CFO and Secretary
Atlantic American Corporation

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN
The following exhibits are filed herewith:

Exhibit 1:	Financial Statements and Supplemental Schedule As of December 31, 2016 and 2015 and for the year ended December 31, 2016 together with Report of Independent Registered Public Accounting Firm

Exhibit 2:	Consent of BDO USA, LLP Independent Registered Public Accounting Firm

Exhibit 1

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

As of December 31, 2016 and 2015 and For The Year Ended December 31, 2016

with
Report of Independent Registered Public Accounting Firm

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
Atlantic American Corporation 401(k) Retirement Savings Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Atlantic American Corporation 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Atlanta, Georgia
June 20, 2017

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2016 and 2015

	2016	2015
ASSETS
Cash	$507	$-
Investments, at fair value (Note 3):
Common/collective trusts	2,623,474	2,697,671
Employer common stock fund	1,448,128	1,717,339
Registered investment companies	15,527,097	14,332,633
Total investments	19,598,699	18,747,643
Receivables:
Notes receivable from participants	139,299	137,619

NET ASSETS AVAILABLE FOR BENEFITS	$19,738,505	$18,885,262

The accompanying notes are an integral part of these financial statements.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2016

Additions to Net Assets
Contributions:
Participants	$975,709
Employer	655,523
Rollovers	-

TOTAL CONTRIBUTIONS	1,631,232

Interest and dividend income	225,558

Net appreciation in fair market value of investments (Note 3)	559,761

TOTAL ADDITIONS TO NET ASSETS	2,416,551

Deductions from Net Assets
Benefit payments to participants	1,518,964
Fees	44,344

TOTAL DEDUCTIONS	1,563,308

Net Increase	853,243

Net Assets Available for Benefits at Beginning of Year	18,885,262

Net Assets Available for Benefits at End of Year	$19,738,505

The accompanying notes are an integral part of these financial statements.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 1—DESCRIPTION OF THE PLAN

The following description of the Atlantic American Corporation 401(k) Retirement Savings Plan (the “Plan”) provides only general information.  Participating members (“Participants”) should refer to the Plan document for a more complete description of the Plan’s provisions.  Information with regard to eligibility, contributions, distributions, vesting, withdrawals, restoration, loans, fund redistribution, and definitions of all terms are contained in that document.  The Administrative Committee, consisting of employees of the plan sponsor, is responsible for oversight of the Plan.

General: The Plan is a defined contribution plan available to all U.S. employees of Atlantic American Corporation and its subsidiaries (collectively, the “Company”) except collective bargaining employees, nonresident aliens, and leased employees. Employees eligible to participate are automatically enrolled effective on the date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Participating Companies: As of December 31, 2016, the Company owned four insurance subsidiaries, Bankers Fidelity Life Insurance Company and its wholly owned subsidiary, Bankers Fidelity Assurance Company, American Southern Insurance Company and its wholly owned subsidiary, American Safety Insurance Company, in addition to one non-insurance company, xCalibre Risk Services, Inc. All employees of these subsidiaries were eligible to participate in the Plan.

Plan Administration: Wells Fargo Bank, N.A. (the “Trustee”) is the Trustee of the Plan and has custodial responsibility for the Plan’s assets, including the authority and power to, among other things, invest the principal and income of the Plan’s assets.

Contributions: Eligible employees automatically become a participant and are enrolled into the Plan at a 6% deferral rate on their date of hire.  At any time, a participant may cease his or her contribution or change his or her deferral percentage in 1% increments up to 75% of his or her annual compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code (the “Code”), and elect to contribute into any of the investment funds offered by the Plan.  Participant pre-tax limitations were limited to $18,000 for 2016 and 2015.

Participants may also contribute amounts representing distributions from other qualified benefit plans.  These contributions, if any, are classified as rollover contributions in the statement of changes in net assets available for benefits.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions to the Plan.  The maximum individual catch-up contribution amount was $6,000 for 2016 and 2015.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

On January 1, 2009, the Company adopted safe harbor plan provisions such that the Plan would operate on a safe harbor basis.  Safe harbor contributions are fully vested immediately.  The Company provides a matching employer contribution equal to a certain percentage of each participant’s contributions.  The Company may also make employer profit-sharing contributions, at its discretion, which will be allocated among all eligible participants in the Plan whether they make contributions or not.  For the years ended December 31, 2016 and 2015 the Company’s employer matching contribution equaled 35% of up to the first 6% of a participant’s pre-tax contribution.  In addition to the matching contribution, in 2016 and 2015 the Company also made a non-elective contribution to all employees of 3% of compensation, which totaled $432,654 and $415,620, respectively.  All employer matching contributions are made in cash.

Vesting: Participants are always 100% vested in their own contributions including catch-up contributions, after-tax voluntary contributions, rollover contributions, safe harbor matching contributions and any discretionary profit sharing contributions.  Further, all contributions are participant-directed.

Participants “vested percentage” attributable to certain employer contributions is based on years of continuous service determined under the following schedule.

Years of service:
Less than one	0%
One	20%
Two	40%
Three	60%
Four	80%
Five	100%

In addition, participants become fully vested upon retirement, death, or disability.

Benefits: Upon termination of service due to death, disability, retirement, or separation from service, a participant or his or her beneficiary with a vested balance greater than $5,000 may elect to receive an amount equal to the value of the participant’s vested interest in his or her account or they may remain in the Plan but contributions cease.  The form of payment, selected by the participant or his or her beneficiary, is either a lump-sum distribution or a direct rollover into a qualified retirement plan or individual retirement account.  A vested balance less than $5,000 is automatically distributed to the terminated participant or his or her beneficiary in the quarterly period following termination, unless otherwise directed.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

Participant Accounts:  Individual accounts are maintained for each of the Plan’s participants and reflect the participant’s contributions, employer contributions, and the participant’s share of the Plan’s investment income (loss).  Allocations of income (loss) are based on the proportion that each participant’s account balance bears to the total of all participant account balances and their investment elections.

Investment Options: Participants may direct their contributions and any related earnings into several investment options in 1% increments.  Participants may change their investment elections at any time, subject to certain fund restrictions.  As of December 31, 2016, participants in the Plan may invest in any of the following investment options:

•
AllianzGI NFJ Dividend Value Fund, Institutional Class - seeks long-term growth of capital and income.  The fund normally invests at least 80% of its net assets (plus borrowings made for investment purposes) in common stocks and other equity securities of companies that pay or are expected to pay dividends.  It invests primarily in common stocks of companies with market capitalizations greater than $3.5 billion.

•	Atlantic American Corporation Common Stock Fund - allows employees to directly participate in the future success of the Company through stock ownership.

•
Baron Growth Fund, Institutional Shares - seeks capital appreciation.  The fund invests for the long term primarily in equity securities in the form of common stock of small-sized growth companies with market capitalizations of up to $2.5 billion at the time of purchase selected for their capital appreciation potential.

•
Columbia Small Cap Value Fund II, Class Z - seeks long-term capital appreciation.  The fund normally invests at least 80% of net assets in equity securities of companies that have market capitalizations in the range of the companies in the Russell 2000 Value Index that are believed to be undervalued and have the potential for long-term growth.  It may invest up to 20% of total assets in foreign securities, including depository receipts.  The fund normally invests in common stock and also may invest in real estate investment trusts.

•
DFA International Value Portfolio Fund, Institutional Class - seeks long-term capital appreciation.  The fund is a feeder portfolio and pursues its objectives by investing substantially all of its assets in its corresponding master fund, the DFA International Value Series of the DFA Investment Trust Company.  The DFA International Value Series intends to purchase securities of large companies associated with developed market countries that the advisor has designated as approved markets.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

•
Fidelity Puritan Fund - seeks income and capital growth consistent with reasonable risk.  The fund invests 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities when its outlook is neutral.  It invests at least 25% of total assets in fixed-income senior securities (including debt securities and preferred stock).

•
Harbor International Fund, Institutional Class - seeks long-term total return, principally from growth of capital. The fund invests normally in a minimum of ten countries throughout the world, focusing on companies located in Europe, the Pacific Basin and emerging industrialized countries whose economies and political regimes appear stable. It invests primarily (no less than 65% of its total assets) in common and preferred stocks of foreign companies, including those located in emerging market countries. Companies in the fund's portfolio generally have market capitalizations in excess of $1 billion at the time of purchase.

•
Loomis Sayles Bond Fund, Institutional Class - seeks high total investment return through a combination of current income and capital appreciation. The fund normally invests at least 80% of its net assets in fixed-income securities. It will invest primarily in investment-grade fixed-income securities, although it may also invest up to 35% of its assets in below investment-grade fixed-income securities and up to 20% of its assets in equity securities, such as common stocks and preferred stocks (with up to 10% of its assets in common stocks).

•
Metropolitan West Total Return Bond Fund, Class I - seeks to maximize long-term total return. The fund pursues its objective by investing, under normal circumstances, at least 80% of its net assets in investment grade fixed income securities or unrated securities that are determined by the adviser to be of similar quality. Up to 20% of the fund's net assets may be invested in securities rated below investment grade. The fund also invests at least 80% of its net assets plus borrowings for investment purposes in fixed income securities it regards as bonds.

•
Oppenheimer Global Opportunities Fund, Class Y - seeks capital appreciation. The fund invests mainly in equity securities of issuers in the U.S. and foreign countries. It currently emphasizes investments in equities, but it may also invest in debt securities and may invest up to 25% of its assets in "below-investment-grade" securities, commonly known as "junk bonds." The fund typically invests in a number of different countries and can invest in any country, including countries with developing or emerging markets. It invests a substantial portion of its assets in small and mid-sized companies.

•
Oppenheimer International Small-Mid Company Fund, Class I - seeks capital appreciation. The fund normally invests at least 80% of its net assets, plus borrowings for investment purposes, in equity securities of small- and mid-cap companies. The fund's manager considers small- and mid-cap companies to be those having a market capitalization in the range of the MSCI All Country World (ACWI) ex-U.S. SMID Index. The capitalization range of the index is subject to change at any time due to market activity or changes in its composition.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

•
Parametric Emerging Markets Fund, Institutional Class - seeks long-term capital appreciation. The fund normally invests at least 80% of its net assets in equity securities of companies located in emerging market countries. It intends to invest primarily in securities of companies located in countries included in the MSCI Emerging Markets Index or the MSCI Frontier Markets Index. It may invest in securities issued by companies with a broad range of market capitalizations. More than 25% of its total assets may be denominated in any single currency.

•
T. Rowe Price Blue Chip Growth Fund - seeks long-term growth of capital; income is a secondary objective.  The fund will normally invest at least 80% of assets in the common stocks of large and medium-sized blue chip growth companies.  It focuses on companies with leading market positions, seasoned management and strong financial fundamentals.  The fund may sell securities for a variety of reasons to secure gains, limit losses or redeploy assets into more promising opportunities.

•
T. Rowe Price Retirement Strategy Funds - seeks the highest total return over time consistent with an emphasis on both capital growth and income.  The funds invest in a set of underlying T. Rowe Price mutual funds representing a variety of asset classes and sectors.  Each fund’s asset mix becomes more conservative as the fund nears its target retirement date.

•
Vanguard Mid Cap Index Fund, Admiral Shares - seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the CRSP US Mid Cap Index, a broadly diversified index of the stocks of medium-size U.S. companies.  It attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

•
Vanguard Small Cap Index Fund, Admiral Shares - seeks to track the performance of a benchmark index that measures the investment return of small-capitalization stocks.  The fund employs an indexing investment approach designed to track the performance of the CRSP US Small Cap Index, a broadly diversified index of stocks of small U.S. companies.  It attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

•
Vanguard Total Bond Market Index Fund, Institutional Shares - seeks to track the performance of a broad, market-weighted bond index.  The fund employs an indexing approach designed to track performance of the Bloomberg Barclays US Aggregate Float Adjusted Index. This index represents a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States – including government, corporate and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities – all with maturities of more than one year.  All of the fund’s investments will be selected through the sampling process, and at least 80% of its assets will be invested in bonds held in the index.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

•
Vanguard US Value Fund, Investor Shares - seeks long-term capital appreciation and income. The fund invests substantially all of its assets in U.S. common stocks, with a focus on value stocks-those that are generally out of favor with investors and that typically (but not always) have lower-than-average price/earnings ratios. The advisor selects stocks of primarily large and mid-size companies by using a quantitative process to identify stocks that the advisor believes offer an appropriate balance between strong growth prospects and reasonable valuations relative to their industry peers.

•
Wells Fargo Enhanced Stock Market CIT Fund, N Class - seeks long-term capital growth.  The Fund invests principally in equity securities of large U.S. companies, which are defined as companies with market capitalizations within the range of the S&P 500 Index.  The Trustee implements a systematic active management approach built upon a quantitatively oriented fundamental methodology.  The Fund is S&P 500 Index centric investing in a wide range of sectors and industries.

•
Wells Fargo Stable Return Fund, N Class - seeks to provide a moderate level of stable income without principal volatility while seeking to maintain adequate liquidity and returns superior to shorter maturity instruments.  The fund invests in a variety of investment contracts and instruments issued by selected high-quality insurance companies and financial institutions.

During 2016, the Columbia Acorn International Fund was replaced as an investment alternative with the Oppenheimer International Small-Mid Company Fund, and the T. Rowe Price Equity Income Fund was replaced as an investment alternative with the Vanguard US Value Fund.  Additionally, a new fund called T. Rowe Price Retirement 2060 Fund was introduced as another investment strategy fund option.

Forfeitures: Amounts forfeited from non-vested accounts, if any, are generally used to pay for Plan expenses or reduce future employer contributions.  Forfeitures of $4,437 were used to offset administrative expenses charged to the Plan in 2016. At December 31, 2016 and 2015, there were $1,759 and $463, respectively, of forfeiture funds available to be used in the future.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Participants may elect to have their loans disbursed from specific investment funds.  Loan terms range from six months to five years or within a reasonable time if used for the purchase of a primary residence.  The loans are secured by the vested value of the participants’ account balances and bear interest at the prime rate of interest on the date of the loan plus 1%.  Principal and interest are paid ratably through payroll deductions.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

Specified Hardship Withdrawals:  Upon written application to the Trustee by a participant for a specified hardship withdrawal, the participant may withdraw from his or her fund accounts.  Such withdrawal may be made only upon the express determination that it is necessary to prevent a severe financial hardship to such participant and specific to the following events: expenses for medical care; costs directly related to the purchase of a principal residence; payment of tuition and related educational fees; and to prevent eviction from a principal residence or foreclosure on the mortgage of a principle residence.  A participant who has made a specified hardship withdrawal may include any amounts necessary to pay federal, state or local income taxes or penalties reasonably anticipated to result from the distribution; shall make no more than one withdrawal during any calendar quarter; and shall incur a mandatory suspension of all contributions for six months after such withdrawal.

Administrative Expenses: The Company pays certain administrative expenses of the Plan.  Trustee and recordkeeping fees are shared between the Company and the Plan.  Each participant account is charged a $50 quarterly trustee and recordkeeping fee while the Company also pays a standard annual fee for trustee and record keeping. Fees resulting from individual participant transactions, such as loan origination and benefit payments, or certain investment elections, are paid by the participant and are included in the fee amount on the statement of changes in net assets available for benefits.

NOTE 2—ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates:  The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes Receivable from Participants:  Participant loans are classified as notes receivable from participants measured at the unpaid principal balance plus unpaid accrued interest.  The Plan classifies all notes receivable from participants with no payments received for six (6) months as “in default.”  Defaulted notes receivable from participants are deemed distributed and recorded as benefits paid to the participants in the statement of changes in net assets available for benefits.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

Investment Valuation and Income Recognition:  The Plan's investments are reported at estimated fair value. Where available, quoted market prices are used to value investments. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The Plan's interest in the common/collective trusts is valued at the net asset value based on information reported by the investment advisor/trustee using the audited financial statements.  The net asset value, as provided by the investment advisor/trustee, is used as a practical expedient to estimate fair value, and is based on the estimated fair value of the underlying investments held by the fund less the estimated fair value of its liabilities.  The common/collective trusts do not have a finite life, unfunded commitments or significant restriction on redemptions and participant transactions may occur daily.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.

Investment securities, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The following describes the fair value hierarchy and provides information as to the extent to which the Plan uses fair value to measure financial instruments and information about the inputs used to value those financial instruments.  The fair value hierarchy prioritizes the inputs in the valuation techniques used to measure fair value into three broad levels.

Level 1	Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2
Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets or liabilities.  The Plan assets identified as Level 2 instruments include employer securities and registered investment companies.

Level 3
Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk).  Fair value is based on criteria that use assumptions or other data that are not readily observable from objective sources and provided primarily from the sponsors of the underlying funds. The use of different criteria or assumptions regarding data may yield different valuations.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

Net Appreciation (Depreciation): Net realized gains (losses) and unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair market value of investments.

Net appreciation in fair market value of investments by major investment type for the year ended December 31, 2016 is as follows:

Employer securities - Common stock	$(292,527)
Registered investment companies	739,131
Common/collective trusts	113,157

$559,761

Payment of Benefits:  Distributions to participants are recorded when payment is made.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 3—INVESTMENTS

As of December 31, 2016, assets carried at fair value were measured on a recurring basis as summarized below:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Employer securities	$-	$1,448,128	$-	$1,448,128
Registered investment companies:
Growth funds	$-	$3,612,407	$-	3,612,407
Value funds	-	1,414,260	-	1,414,260
Balanced funds	-	1,881,274	-	1,881,274
Target date funds	-	4,268,410	-	4,268,410
International funds	-	466,462	-	466,462
Index funds	-	2,525,392	-	2,525,392
Fixed income funds	-	1,037,659	-	1,037,659
Other funds	-	321,233	-	321,233
Subtotal	$-	$15,527,097	$-	15,527,097
Common/collective trusts measured at NAV*				2,623,474

Total				$19,598,699

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

As of December 31, 2015, assets carried at fair value were measured on a recurring basis as summarized below:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Employer securities	$-	$1,717,339	$-	$1,717,339
Registered investment companies:
Growth funds	$-	$3,677,358	$-	3,677,358
Value funds	-	1,584,782	-	1,584,782
Balanced funds	-	1,975,451	-	1,975,451
Target date funds	-	3,583,289	-	3,583,289
International funds	-	247,218	-	247,218
Index funds	-	2,029,011	-	2,029,011
Fixed income funds	-	989,002	-	989,002
Other funds	-	246,522	-	246,522
Subtotal	$-	$14,332,633	$-	14,332,633
Common/collective trusts measured at NAV*				2,697,671

Total				$18,747,643

*Certain investments that are measured at fair value using the NAV per share practical expedient have not been categorized in the fair value hierarchy.  The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

At December 31, 2016, the Plan had no unfunded commitments related to the common/collective trusts.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

Plan management periodically evaluates the significance of transfers between levels, if any, based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2016, there were no transfers between levels 1, 2, or 3.

NOTE 4—TAX STATUS

The Plan uses a Volume Submitter Plan sponsored by the Trustee. The Trustee received an opinion letter from the Internal Revenue Service (“IRS”), dated March 31, 2014, which states that the Volume Submitter Plan satisfies the applicable provisions of the Code. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress.

NOTE 5—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their accounts as of the termination date.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 6—PARTY-IN-INTEREST TRANSACTIONS

The Plan held 340,128 shares and 332,641 shares of Atlantic American Corporation (the Plan Sponsor) common stock as of December 31, 2016 and 2015, respectively in the Atlantic American Corporation Common Stock Fund.  The fund invests in Atlantic American Corporation common stock and money market funds and had an estimated fair value of $1,448,128 and $1,717,339, at December 31, 2016 and 2015, respectively.

Certain investments totaling $2,623,474, held by the Plan at December 31, 2016, are managed by the Trustee and/or its affiliates.  These investments, as well as notes receivable from participants, qualify as party-in-interest transactions.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN
PLAN NUMBER 001
58-1027114

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost	Current Value

	Allianz Funds	AllianzGI NFJ Dividend Value Fund, Instl Class, 46,670 units	(a)	$784,982

*	Atlantic American Corporation	Atlantic American Corporation Common Stock Fund, 73,629 units		1,448,128

	Baron Capital Group	Baron Growth Fund, Instl Shares, 21,341 units	(a)	1,297,955

	Columbia	Columbia Small Cap Value Fund II, Class Z, 14,675 units	(a)	261,651

	Dimensional Fund Advisors	DFA International Value Port, Instl Class, 13,319 units	(a)	223,231

	Eaton Vance	Parametric Emerging Markets Fund, Instl Class, 7,138 units	(a)	90,871

	Fidelity Investments	Fidelity Puritan Fund, 91,413 units	(a)	1,881,274

	Harbor	Harbor International Fund, Instl Class, 2,723 units	(a)	159,042

	Loomis Sayles Funds	Loomis Sayles Bond Fund, Instl Class, 10,569 units	(a)	143,318

	Metropolitan West Funds	Metropolitan West Total Return Bond Fund, Class I, 84,933 units	(a)	894,341

	Oppenheimer Funds	Oppenheimer Global Opportunities Fund, Class Y, 6,922 units	(a)	321,233
		Oppenheimer International Small-Mid Co Fund, Class I, 4,142 unit	(a)	152,360

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN
PLAN NUMBER 001
58-1027114

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

	T. Rowe Price	T. Rowe Price Blue Chip Growth Fund, 29,685 units	(a)	2,155,410
		T. Rowe Price Retirement 2005 Fund, 20,747 units	(a)	266,802
		T. Rowe Price Retirement 2010 Fund, 13,941 units	(a)	241,872
		T. Rowe Price Retirement 2015 Fund, 55,611 units	(a)	788,569
		T. Rowe Price Retirement 2020 Fund, 23,497 units	(a)	479,582
		T. Rowe Price Retirement 2025 Fund, 44,503 units	(a)	689,793
		T. Rowe Price Retirement 2030 Fund, 16,380 units	(a)	369,040
		T. Rowe Price Retirement 2035 Fund, 26,835 units	(a)	437,139
		T. Rowe Price Retirement 2040 Fund, 15,793 units	(a)	366,566
		T. Rowe Price Retirement 2045 Fund, 4,139 units	(a)	64,655
		T. Rowe Price Retirement 2050 Fund, 36,298 units	(a)	476,958
		T. Rowe Price Retirement 2055 Fund, 6,639 units	(a)	87,434

	Vanguard	Vanguard Mid Cap Index Fund, Admiral Shares, 6,661 units	(a)	1,085,391
		Vanguard Small Cap Index Fund, Admiral Shares, 10,532 units	(a)	650,558
		Vanguard Total Bond Market Index Fund, Instl Shares, 74,126 units	(a)	789,443
		Vanguard US Value Fund, Investor Shares, 20,067 units	(a)	367,627

*	Various Plan Participants	Participant loans with varying maturities and interest rates of 4.25%	-	139,299

*	Wells Fargo Bank, NA	Wells Fargo Enhanced Stock Market CIT Fund, N Class, 4,182 units	(a)	834,115
		Wells Fargo Stable Return Fund, N Class, 33,576 units	(a)	1,789,359

	TOTAL			$19,737,998

* Indicates party in interest
(a) Participant-directed

Exhibit 2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Atlantic American Corporation 401(k) Retirement Savings Plan
Atlanta, Georgia

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (33-90890) of Atlantic American Corporation of our report dated June 20, 2017, relating to the financial statements and supplemental schedule of Atlantic American Corporation 401(k) Retirement Savings Plan which appear in this Form 11-K for the year ended December 31, 2016.

/s/ BDO USA, LLP
Atlanta, Georgia
June 20, 2017